
September 8, 2022

Steven Huffman
Chief Executive Officer
Reddit, Inc.
1455 Market Street, Suite 1600
San Francisco, California 94103

> **Re: Reddit, Inc.**
> **Amendment No. 5 to Draft Registration Statement on Form S-1**
> **Submitted August 19, 2022**
> **CIK No. 0001713445**

Dear Mr. Huffman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 118

1.   Please expand the discussion of RSUs and Performance RSUs to include the grants on August 4, 2022 disclosed on page F-61 as a subsequent event.

Steven Huffman
Reddit, Inc.
September 8, 2022
Page 2

<u>Financial Statements</u>
<u>Note 16. Subsequent Events</u>
<u>Stock-based Compensation, page F-61</u>

2.   We note that a significant number of RSUs and Performance RSUs were granted on August 4, 2022. Please expand the disclosure of the RSUs granted on August 4, 2022 to include an estimate of the unrecognized stock compensation expense for these grants.

      You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sarah Axtell, Esq.